EXHIBIT 1





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MAHANAGAR TELEPHONE NIGAM LIMITED
(A GOVERNMENT OF INDIA ENTERPRISE)
CORPORATE OFFICE


PRESS - RELEASE                                                   March 27, 2009

Mahanagar Telephone Nigam Limited has received refunds from Income Tax Department for assessment years 2001-02 & 2003-04 The total amount received from Income Tax Department amounting to Rs. 516.18 Crores out of which Rs. 131.47 Crores has been refunded towards interest on refunds. The amount of interest will increase the profits of the company for the financial year 2008-09, out of this Rs. 125.71 Crores has been already taken into account in the 3rd quarter of 2008-09.

                                            For and on behalf of
                                            Mahanagar Telephone Nigam Ltd.,

                                            /s/ AJAY KUMAR SHARMA
                                            Assistant Manager (CS)